Anthony G. Mauriello 858.350.2364 amauriello@wsgr.com	Wilson Sonsini Goodrich & Rosati 12235 El Camino Real Suite 200 San Diego, CA 92130 T: 858.350.2300 F: 858.350.2399

July 22, 2013

CONFIDENTIAL SUBMISSION

Draft Registration Statement
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	Vital Therapies, Inc.
Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of Vital Therapies, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-l (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its fiscal year ended December 31, 2012. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Terence E. Winters, Ph.D., Co-Chairman and Chief Executive Officer
Vital Therapies, Inc.
15222 Avenue of Science, Suite B
San Diego, CA 92128
Telephone: (858) 673-6840 Facsimile: (858) 673-6843 Email: twinters@vitaltherapies.com

with a copy to:	Anthony G. Mauriello
Wilson Sonsini Goodrich & Rosati
12235 El Camino Real, Suite 200
San Diego, CA 92130
Telephone: (858) 350-2300
Facsimile: (858) 350-2399 Email: amauriello@wsgr.com

Please contact the undersigned at (858) 350-2364 or amauriello@wsgr.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Anthony G. Mauriello
Anthony G. Mauriello of Wilson Sonsini Goodrich & Rosati

cc:	Terence E. Winters, Ph.D., Co-Chairman and Chief Executive Officer, Vital Therapies, Inc.
Aron P. Stern, Chief Financial Officer, Vital Therapies, Inc.